FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                         For the month of October, 2005

                           Commission File No. 1-9987


                     B + H O C E A N C A R R I E R S L T D.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X           Form 40-F
                                  -----                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                  -----        -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is the Company's Notice and Proxy Statement for the 2005 Annual Meeting of Shareholders.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      B+H Ocean Carriers, Ltd.

Date     October 6, 2005                              By: /s/ Michael S. Hudner
     -----------------------                             -----------------------
                                                         Chief Executive Officer

Exhibit 99.1


                             B+H OCEAN CARRIERS LTD.
                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                                 Hamilton HM JX
                                     Bermuda



                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                November 2, 2005

To the Shareholders:

         The Annual Meeting of Shareholders of B+H Ocean Carriers Ltd., a Liberian corporation (the "Company"), will be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on November 2, 2005 at 9:30 a.m. local time, and at any adjournment thereof, to consider and act upon:

         (1) The election of four Class A directors of the Company, each of whom is to hold office until the 2007 Annual Meeting of Shareholders and until the due election and qualification of his successor;

         (2) Such other business as may properly come before the meeting and any adjournment or adjournments thereof.

         Only shareholders of record at the close of business on September 26, 2005 will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

         If you cannot personally attend the meeting, it is requested that you promptly fill out, sign, and return the enclosed proxy.

            By Order of the Board of Directors



            DEBORAH L. PATERSON
            Secretary

Dated: September  30, 2005

                             B+H OCEAN CARRIERS LTD.



                                 PROXY STATEMENT



         The enclosed proxy is solicited by the Board of Directors of B+H Ocean Carriers Ltd., a Liberian corporation (the "Company"), in connection with the Annual Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda, on November 2, 2005 at 9:30 a.m., local time, and at any adjournments thereof.

         Only shareholders of record as of the close of business on September 26, 2005 are entitled to notice of and to vote at the Meeting or any adjournments thereof. On such date, the Company had outstanding 7,152,090 shares of Common Stock, par value $.01 per share (the "Common Stock"). Each share of Common Stock is entitled to one vote. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Meeting.

         The shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked thereon or, if no instructions are marked, will be voted for the election as directors of the nominees proposed herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by written notice addressed to the Secretary of the Company at its principal office at the above address (if received by her prior to the Meeting), by submission of another signed proxy bearing a later date, or by voting in person at the Meeting. The Company's telephone number is (441) 295-6875.

         The costs of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone, telegraph or facsimile, by directors, officers and other employees of the Company, who will not be specifically compensated therefor. The Company will also request securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of stock held of record and will reimburse them for their reasonable out-of-pocket expenses in forwarding soliciting material.

         This Proxy Statement and the enclosed proxy are first being distributed to the shareholders of the Company on or about September 30, 2005.

         The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934. Accordingly, this Proxy Statement and the solicitation of proxies hereunder are not subject to Section 14(a) of the said Act and Regulation 14A thereunder.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK
                    BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

         The following table sets forth information as of September 26, 2005, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner                                 Number
                                                       of Shares      Percent of
                                                     Beneficially      Common
                                                        Owned         Stock (a)
                                                     ------------   ------------

Northampton Holdings Ltd.                               2,011,926         28.13%
Michael S. Hudner (b)                                   3,509,683         47.53%
Fundamental Securities International Ltd.               1,266,297         17.71%
Devonport Holdings Ltd. (c)                             1,266,297         17.71%
B+H Management Ltd. (d)                                   231,460          3.13%
Charles L. Brock                                             --                *
R. Anthony Dalzell (e)                                     78,890          1.10%
John M. LeFrere                                              --                *
Anthony J. Hardy                                             --                *
Per Ditlev-Simonsen                                          --                *
Trevor J. Williams (f)                                  3,509,683         47.53%
                                                     ============   ============

All executive officers and directors
as a group (8 persons)                                  3,588,473         48.60%
                                                     ============   ============

--------
 *       Less than 1%

(a) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b) Comprised of shares shown in the table as held by Northampton Holdings Ltd. ("NHL"), Fundamental Securities International Ltd. ("Fundamental") and B+H Management Ltd. ("BHM"). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. ("95 Associates"), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 45% shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(c) Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d) Comprised of shares to be issued by the Company upon exercise of options granted to BHM.

(e) Includes 61,540 shares held by an affiliated corporation of Mr. Dalzell.

(f) Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Mr. Williams is a 20% shareholder and a Vice President of BHM. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

                              ELECTION OF DIRECTORS

         The Board of Directors recommends the election of the four nominees for Class A directors named below. All shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked by the shareholder executing it or, if no instructions are marked, will be voted for the election of the nominees below.

         As provided in the Company's Articles of Incorporation, the Board of Directors is divided into two classes, each of which serves for a two-year term. The Class A directors elected at the Meeting will hold office until the 2007 Annual Meeting of Shareholders and until their respective successors are elected and shall have been qualified. Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders. Therefore, a shareholder who fails to vote, or who withholds his or her vote from one or more nominees, will not affect the outcome of the election, provided that a quorum is present at the Meeting. A broker who is the record owner of Common Stock beneficially owned by a customer will have discretionary authority to vote such shares if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement is transmitted to the beneficial owner at least 15 days before the Meeting.

         Under the terms of the Company's Articles of Incorporation, a vote cast at the Meeting for any person other than the nominees below (or any substitute nominee proposed by the Board of Directors) will not be valid. See "Other Matters."

         If for any reason any of the nominees below shall become unavailable for election, it is intended that all properly executed and returned proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur. Information concerning the three Class B directors, whose current terms of office will continue until the 2006 Annual Meeting, is also set forth below. All of the Company's directors were first elected in 1988, except Mr. LeFrere, who was elected in 1995, Mr. Dalzell who was elected in 1997, and Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998.

Nominees for Class A Directors

         Michael S. Hudner, age 58, has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM. Since 1978, Mr. Hudner in his capacity as a partner in B+H Company ("BHC") and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all of the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

         Trevor J. Williams, age 63, has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985. He has been a director and Vice President of both the Company and BHM for more than five years.

         John M. LeFrere, age 60, has been a private investor in and financial consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of Research for the Equity Capital Markets Division.

         Anthony J. Hardy, age 66, has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry and Chairman, since 1997, of Lambert Brothers Ltd. of Hong Kong, worldwide insurance brokers and risk consultants. Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. Mr. Hardy has devoted 40 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance.

Class B Directors Continuing in Office

         Charles L. Brock, age 62, is a member of Brock Capital Group LLC, an advisory and investment firm. He was a partner in the law firm of Brock Partners which acted as United States counsel for the Company from 1995 to 1999.

         R. Anthony Dalzell, age 60, has been affiliated since October 1995 with B&H Management Ltd. ("BHM"). He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.-based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

         Per Ditlev-Simonsen, age 73, is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange-listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years
1991-1996, he was Chairman of the Board of Christiania Bank og Kreditkasse, Norway's second largest commercial bank and one of the world's largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.

Audit Committee

         The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM. The Audit Committee is currently comprised of Messrs. Brock (Chairman) and LeFrere and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company's annual financial statements in collaboration with the Company's independent certified accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company's senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

         J.V.  Equities,  which is controlled by John LeFrere,  has a consulting
arrangement   with  the  Company.   See   "Interest  of  Management  in  Certain
Transactions," below.

Miscellaneous

         No family relationships exist between any of the executive officers and directors of the Company. The Board of Directors has no standing Nominating, Compensation or Stock Option Committees.

                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The Company does not pay salaries or provide other direct compensation to its executive officers. Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month. Certain directors and executive officers of the Company earn compensation indirectly through entities that provide services to the Company.

         BHM is the manager of the Company and its subsidiaries under a Management Services Agreement ("the Management Agreement"). Mr. Hudner is a 45% shareholder, a director and President of BHM. Mr. Williams is a 20% shareholder and a vice president of BHM. BHM employs Navinvest Marine Services (USA) Inc. ("NMS") under an agency agreement to assist with certain financial reporting, legal, and administrative duties. NMS is 51% owned by Bristol Agencies Ltd. and 49% by Mr. Hudner. At December 31, 2004 BHM was technical manager of eight of the Company's vessels under technical management agreements. BHM employs B+H Equimar Singapore Pte. Ltd. ("BHES") to assist with certain duties under the technical management agreements. BHES is indirectly a wholly-owned subsidiary of BHM.

         During 2004, the Company paid BHM a monthly rate of $5,541 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the fiscal year ended December 31, 2004, the Company paid BHM fees of $460,000 for these services.

         During 2004, the Company paid BHM a monthly rate of $11,379 per product tanker and $15,000 per combination carrier, for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. During the fiscal year ended December 31, 2004, the Company paid fees of $1,274,000 for technical management services.

         The Company also engages BHM to manage the commercial operations of the vessels, and Product Transport (S) Pte. Ltd. is then in turn employed to assist with certain duties under the charter parties. The related management fees earned by BHM totaled approximately $993,000 in 2004.

         BHM received brokerage commission of $194,000 in connection with the purchase of the SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $302,000 in 2004.

         During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2004, 40,326 shares have been issued from treasury stock being held for this purpose.

         For the policy period ended February 20, 2005, the Company placed a portion of its H&M insurance with Northampton Assurance Ltd. ("NAL"). NAL is a wholly owned subsidiary of NHL. Vessel operating expenses on the Consolidated Statement of Operations at December 31, 2004 include approximately $496,000 of insurance premiums and approximately $194,000 of brokerage commissions payable to NAL.

      The Company has engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company though common ownership, to provide manning services at a monthly rate of $1,995 per vessel. During the year ended December 31, 2004, the Company paid Centennial manning fees of approximately $215,000. The Company previously obtained manning services at a similar rate from an unrelated third party.

         During 2004, the Company paid fees of $205,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company. In December 2004, the Company and J.V. Equities restructured a consulting arrangement that previously provided for payments of $240,000 per year. J.V. Equities received from BHM and simultaneously surrendered, an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received an additional fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company's Consolidated Balance Sheets at December 31, 2004. J.
V. Equities will also receive payments aggregating $1,396,000 consisting of $5,000 per month payable in 2005, and $41,750 per month from January 2006 through August 2008.

         During 2004, the Company paid fees of $27,000 to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

      On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. At December 31, 2004, the note was paid in full.

         The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

                                LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company's business.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP) has audited the Company's financial statements since its inception. A representative of PricewaterhouseCoopers LLP is not expected to be present at the Meeting.

                                  OTHER MATTERS

         The Company is unaware of any matters, other than those identified above, which will be brought before the Meeting for action. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgement in such matters.

         In accordance with the Company's Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the Company's By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Meeting is to be held, if the person intends to be a candidate for director at a Special Meeting of Shareholders. There is no Special Meeting of Shareholders scheduled at this time.

         Pursuant to the Company's By-Laws, the Board of Directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate's experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate's reasons for seeking election to the Company's Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of
Schedule 13D under the Securities Exchange Act of 1934. Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.

IT IS IMPORTANT THAT YOUR PROXY BE EXECUTED AND RETURNED PROMPTLY, NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE!

Dated: September  30, 2005